CONFORMED COPY
FIRST AMENDMENT TO
AGREEMENT AND PLAN OF MERGER
     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “Amendment”) is made as of this 1st day of September, 2006, among Bain Paste Mergerco, Inc., a Delaware corporation (“Bain MergerCo”), Blackstone Paste Mergerco, Inc., a Delaware corporation (“Blackstone MergerCo” and, together with Bain MergerCo, “MergerCos”), Bain Paste Finco, LLC, a Delaware limited liability company (“Bain FinCo”), Blackstone Paste Finco, LLC, a Delaware limited liability company (“Blackstone FinCo” and, together with Bain Finco, “FinCos”; MergerCos and Fincos, collectively, the “Sponsor Entities”), and Michaels Stores, Inc., a Delaware corporation (the “Company”).
     WHEREAS, the Sponsor Entities and the Company entered into a certain Agreement and Plan of Merger, dated as of June 30, 2006 (the “Merger Agreement”);
     WHEREAS, pursuant to the terms of the Merger Agreement the Company and the Sponsor Entities have agreed to use their reasonable best efforts to assist and cooperate with the other parties to the Merger Agreement in doing all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement;
     WHEREAS, the Sponsor Entities have requested the Company to enter into this Amendment in order to facilitate the consummation by the Sponsor Entities of the Merger and the other transactions contemplated by the Merger Agreement; and
     WHEREAS, the Equity Financing Commitments remain in full force and effect, notwithstanding the execution and delivery of this Amendment, and the Funds are obligated, subject to the terms and conditions of the Equity Financing Commitments, to provide the full amount of the equity contribution set forth therein, notwithstanding that, following the effectiveness of this Amendment, (i) the Rollover Shares will not be paid the Merger Consideration but will continue to be outstanding as shares of the Surviving Corporation Common Stock and (ii) the Rollover Options will not be converted into the right to receive cash but will continue to be outstanding as options to acquire shares of the Surviving Corporation Common Stock.
     NOW, THEREFORE, in consideration of the premises, mutual covenants and agreements contained herein, the parties hereto hereby agree as follows:
     1. Definitions. All capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
     2. Amendment of Merger Agreement. Effective as of the date hereof, the Merger Agreement is hereby amended as follows:

     2.1. Amendment of First Recital. The first recital to the Merger Agreement is hereby amended and restated in its entirety as follows:
          “WHEREAS, the Board of Directors of the Company and each MergerCo has approved and declared advisable, and the Board of Managers of each Finco has approved, this Agreement and the merger of each MergerCo with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.10 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by any Sponsor Entity, (b) the Appraisal Shares and (c) the Rollover Shares will be converted into the right to receive $44.00 in cash ;”
     2.2. Amendment of Section 2.01(a). Section 2.01(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:
          “(a) Capital Stock of MergerCos. Each share of capital stock of each MergerCo (the “MergerCo Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of the common stock, par value $0.10 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”).”
     2.3. Amendment of Section 2.01(c). Section 2.01(c) of the Merger Agreement is hereby amended and restated in its entirety as follows:
          “(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Company Restricted Stock, but excluding (i) shares to be canceled in accordance with Section 2.01(b), (ii) except as provided in Section 2.01(d), the Appraisal Shares and (iii) the Rollover Shares) shall be converted into the right to receive $44.00 in cash, without interest (the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends declared in accordance with Section 4.01(a) with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder.”
     2.4. Addition of Section 2.01(e). A new Section 2.01(e) is hereby added to the Merger Agreement as follows:
          “(e) Rollover Shares. Each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time and that (i) is owned, beneficially or of record, by any person that is a party to the Rollover Agreement, in the form previously agreed upon by the Company and MergerCos (a “Non-Employee Rollover Agreement”), or, with respect to any person that is an employee of the Company or any of its Subsidiaries, an Employee Rollover Agreement, in the form to be agreed upon by the Company and MergerCos (an “Employee Rollover Agreement”), and (ii) is contemplated by any Non-Employee Rollover Agreement or any Employee Rollover Agreement, as the case may be, to continue outstanding as a share of the Surviving Corporation Common Stock (a “Rollover Share”), shall remain outstanding as a validly issued, fully paid and nonassessable share of the Surviving Corporation Common Stock.”
     2.5. Amendment of Section 2.02. Section 2.02 of the Merger Agreement is hereby amended and restated in its entirety as follows:
          “SECTION 2.02. Exchange Fund. (a) Paying Agent. Prior to the Closing Date, the Sponsor Entities shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Merger Consideration and the Option Amounts in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, the Sponsor Entities shall deposit, or shall cause the Surviving Corporation to deposit, with the Paying Agent, cash in an amount sufficient to pay the aggregate Merger Consideration and the aggregate Option Amount, in each case as required to be paid pursuant to this Agreement (such cash being hereinafter referred to as the “Exchange Fund”).
          (b) Certificate Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within two business days thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent and which shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Paying Agent of such Certificate, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, be entitled to receive in exchange therefor the amount of cash which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted into the right to receive pursuant to Section 2.01(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration which the holder thereof has the right to receive in respect of such Certificate pursuant to this Article II and any dividends declared in accordance with Section 4.01(a) with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder. No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.
          (c) Surrender of Rollover Shares and MergerCo Shares. Each holder of a certificate representing the Rollover Shares or the MergerCo Shares, upon surrender to the Surviving Corporation of such certificate and such other documents as may reasonably be required by the Surviving Corporation, shall be entitled to receive a certificate or certificates representing the number of shares of Surviving Corporation Common Stock to which such holder is entitled pursuant to Section 2.01(a) or 2.01(e), as applicable, and the certificates so surrendered shall forthwith be canceled.
          (d) No Further Ownership Rights in Company Common Stock. All cash paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay all dividends that may have been declared by the Company in accordance with Section 4.01(a) and that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the close of business on the day on which the Effective Time occurs, any Certificate or any certificate representing any Rollover Shares is presented to the Surviving Corporation for transfer, it shall be canceled and exchanged as provided in this Article II.
          (e) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 12 months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for, and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.
          (f) No Liability. None of the Company, the Surviving Corporation, the Sponsor Entities or the Paying Agent shall be liable to any person in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, any such Merger Consideration shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

          (g) Investment of Exchange Fund. The Paying Agent shall invest the cash in the Exchange Fund as directed by the Surviving Corporation; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available). Any interest and other income resulting from such investments shall be paid solely to the Surviving Corporation. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Merger Consideration or any holder of a Company Stock Option to receive the Option Amount, in each case as provided herein.
          (h) Lost Certificates. If any Certificate or certificate representing any Rollover Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond or surety in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such certificate, (i) the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect thereto or (ii) the Surviving Corporation shall issue a certificate or certificates representing the number of shares of Surviving Corporation Common Stock as provided in Section 2.01(e) represented by such lost, stolen or destroyed certificate representing Rollover Shares.
          (i) Withholding Rights. The Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or any holder of a Company Stock Option such amounts as the Surviving Corporation or the Paying Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock or the holder of the Company Stock Option, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.”
     2.6. Amendment of Section 2.03(a). Section 2.03(a) of the Merger Agreement is hereby amended by inserting “(other than the Rollover Options)” after the first reference therein to “Company Stock Options”.
     2.7. Addition of Section 2.03(c). A new Section 2.03(c) is hereby added to the Merger Agreement as follows:

          “(c) Rollover Options. Each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time and that (i) is held by any person that is a party to an Employee Rollover Agreement and (ii) is contemplated by such Employee Rollover Agreement to remain outstanding as an option to acquire shares of the Surviving Corporation Common Stock (a “Rollover Option”) shall not be converted into the right to receive cash pursuant to Section 2.03(a) and shall remain outstanding as an option to acquire shares of the Surviving Corporation Common Stock, with such changes thereto as are described in such Employee Rollover Agreement.”
     2.8. Amendment of Section 5.09(a). Section 5.09(a) of the Merger Agreement is hereby amended by inserting the following sentence at the end thereof:
          “MergerCos shall take all actions to ensure that each Rollover Share represents, immediately after the Effective Time, value per share equivalent to the Merger Consideration and, in furtherance of the foregoing, that portion of the shares of the Surviving Corporation Common Stock issued and outstanding immediately after the Effective Time equal to a quotient obtained by dividing $44.00 by the aggregate amount of the equity financing of the Merger (including the Rollover Shares, valued at the Merger Consideration) and the other transactions contemplated hereby.”
     3. No Breach by the Company. Each of the Sponsor Entities hereby agrees that no representation or warranty of the Company set forth in the Merger Agreement shall be deemed to be inaccurate, whether as of the date of the Merger Agreement or as of the Closing Date, and no covenant or agreement of the Company set forth in the Merger Agreement shall be deemed to be breached, in each case, as a result of the Company having entered into, or contemplating entering into, any Non-Employee Rollover Agreement or any Employee Rollover Agreement.
     4. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.
     5. Counterparts. This Amendment may be executed in one or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
     6. Effect of this Amendment; No Other Modifications. From and after the date of this Amendment, all references in the Merger Agreement to “this Agreement”, “hereof”, “herein”, “hereunder” and words or expressions of similar import shall be deemed to be references to the Merger Agreement as amended by this Agreement, provided that, for the avoidance of doubt, all references to the “date hereof”, the “date of this Agreement” and words and expressions of similar import shall refer to June 30, 2006. Except as amended hereby, the terms and conditions of the Merger Agreement shall continue in full force and effect.

     IN WITNESS WHEREOF, Bain MergerCo, Blackstone MergerCo, Bain FinCo, Blackstone FinCo and the Company have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

BAIN PASTE MERGERCO, INC.
By:	/s/ Matthew S. Levin
Name: Matthew S. Levin
Title: President

BLACKSTONE PASTE MERGERCO, INC.
By:	/s/ Matthew S. Kabaker
Name: Matthew S. Kabaker
Title: Vice President, Secretary & Treasurer

BAIN PASTE FINCO, LLC
By:	/s/ Matthew S. Levin
Name: Matthew S. Levin
Title: President

BLACKSTONE PASTE FINCO, LLC
By:	/s/ Matthew S. Kabaker
Name: Matthew S. Kabaker
Title: Vice President, Secretary & Treasurer

MICHAELS STORES, INC.
By:	/s/ Jeffrey N. Boyer
Name: Jeffrey N. Boyer
Title: President and Chief Financial Officer